New York Life Insurance and Annuity Corporation

[51 Madison Avenue, New York, New York 10010]

(A Stock Company Incorporated in Delaware)

[800-598-2019] [www.newyorklife.com]

EXTENDED NO LAPSE GUARANTEE RIDER

This rider is made part of the Base Policy to which it is attached and becomes part of the entire contract under the Base Policy. It is subject to all terms, conditions, and limitations of the Base Policy. Unless stated otherwise, the terms in this rider have the same meaning as the terms in the Base Policy to which this rider is attached.

This rider is executed and signed for New York Life Insurance and Annuity Corporation by:

[ ]	[ ]

[Chair, CEO & President]	[Secretary]

Glossary of Terms

Base Policy	The policy to which this rider is attached.

No Lapse Monthly Accumulation Factor

A rate we use in the No Lapse Required Premium Test, which determines if the No Lapse Benefit is in effect. The No Lapse Monthly Accumulation Factor varies by the Insureds’ classes of risk, Issue Ages, and Policy Year. These rates are shown on this rider’s Specifications Page.

No Lapse Required Monthly Premium	The monthly premium payment required to satisfy the No Lapse Required Premium Test.

No Lapse Required Premium Test	A test we conduct on each Monthly Deduction Day to determine whether the No Lapse Benefit is in effect.

No Lapse Benefit

As long as this rider has not ended pursuant to the terms of the When This Rider Ends section below, this rider guarantees that your Base Policy and any attached riders will not lapse even if your Cash Surrender Value is insufficient to pay your Monthly Deduction Charges.

Each month, we will deduct as much of the Monthly Deduction Charges as possible from the Base Policy’s Cash Surrender Value. This rider will defer any Monthly Deduction Charges that exceed your Cash Surrender Value to the earliest of the Monthly Deduction Day on which:

(a)	The Cash Surrender Value is sufficient to pay any outstanding deferred Monthly Deduction Charges;

(b)	The Extended No Lapse Guarantee Rider is no longer in effect, and we send you a bill for any outstanding deferred Monthly Deduction Charges; or

(c)	The No Lapse Required Premium Test is not satisfied, and your Base Policy enters the Late Period.

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No Lapse Required Monthly Premium

The No Lapse Required Monthly Premium is the monthly premium required to satisfy the No Lapse Required Premium Test. The No Lapse Required Monthly Premium is shown on the rider Specifications Page.

The No Lapse Monthly Required Premium may be adjusted if the Face Amount of the Base Policy is decreased (including Face Amount decreases arising from a partial surrender), or if a rider is added to or deleted from the Base Policy.

The new No Lapse Required Monthly Premium will take effect on the Monthly Deduction Day on or next following the date of the change. If that occurs, we will notify you in writing and send you a new rider Specifications Page which reflects the change.

Satisfying the No Lapse Required Premium Test

This rider requires you to satisfy the No Lapse Required Premium Test to determine whether the benefit is in effect on the Base Policy.

The No Lapse Required Premium Test is satisfied on a Monthly Deduction Day if the premiums paid, less partial surrenders (including any partial surrender charges and fees), loans, and accrued loan interest, meet or exceed the cumulative No Lapse Required Monthly Premium. The No Lapse Monthly Accumulation Factor is applied to the cumulative net premiums paid and the cumulative No Lapse Required Monthly Premium each Monthly Deduction Day.

What Happens if the No Lapse Required Premium Test is Not Satisfied

If, on a Monthly Deduction Day, the No Lapse Required Premium Test is not satisfied, we will send a notice to you requesting a premium payment equal to the amount necessary to satisfy the No Lapse Required Premium Test, plus the amount necessary to satisfy the No Lapse Required Premium Test for the following two Monthly Deduction Days. If there is insufficient Cash Surrender Value to pay the Monthly Deduction Charges, the Base Policy will be subject to the Late Period and Lapse provisions as described in the Base Policy.

If the required premium payment is not made within 62 days following the Monthly Deduction Day that the test was not satisfied, the rider will end and cannot be reinstated.

Extended No Lapse Rider Charges

This rider has a Monthly Per Thousand of Face Amount Charge and a No Lapse Rider Mortality and Expense Charge.

Your Policy’s Monthly Per Thousand of Face Amount Charge, shown on the Base Policy Specification Pages, was calculated based on the election of this rider. If the rider is terminated for any reason, this Per Thousand of Face Amount charge will continue to be deducted on each Monthly Deduction Day until the Base Policy ends.

The No Lapse Rider Mortality and Expense Charge, shown on the rider Specification Page, will be deducted from the Cash Surrender Value. If the rider is terminated for any reason, the No Lapse Rider Mortality and Expense Charge will no longer be deducted.

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General Provisions

Cash or Loan Value This rider does not have cash or loan value.

Rider Dates and Amounts When this rider is issued, we will show the rider Issue Date, rider Expiration Date, the No Lapse Required Monthly Premium, the No Lapse Monthly Accumulation Factor, and the No Lapse Mortality and Expense Charge on this rider’s Specifications Page.

Conformity With Law This rider is subject to all laws that apply. We reserve the right to correct: (a) any errors in this rider and (b) any misstatements of rider values that we may send you while this rider is in effect. We also reserve the right to adjust rider values and to make changes to this rider to ensure that, at all times, it qualifies as life insurance for federal income tax purposes.

This rider was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission Standards. Any provision of this rider that on the provision’s effective date of Interstate Insurance Product Commission approval is in conflict with Interstate Insurance Product Regulation Commission Standards for this product type is hereby amended to conform to the Interstate Insurance Product Regulation Commission Standards for this product type as of the provision’s effective date of Interstate Insurance Product Commission approval.

Investment Restrictions We reserve the right to restrict allocation of all premiums and other payments to certain Investment Divisions. We will notify you of these restricted Investment Divisions at least 60 days prior to the implementation of these restrictions.

When This Rider Will End You may cancel this rider at any time by sending a written request in Good Order to our Service Office for variable products, or by any other method we make available to you. This rider will end on the Monthly Deduction Day on or next following the date we receive your request. If you request cancellation of this rider, it may not be added again at a later date.

This rider will also end on the earliest of the following dates:

(a)	the date the Base Policy ends for any reason, including due to a request for a full surrender or the death of the last surviving Insured; or
(b)	the date we receive a request to increase the face amount of the Base Policy or change the Life Insurance Benefit Option from Life Insurance Benefit Option 1; or
(c)	this rider’s Expiration Date; or
(d)	62 days after the No Lapse Required Premium Test is not satisfied on a Monthly Deduction Day and the required premium payment was not made.

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